UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____


                       Commission File Number:  000-28600


A.  FULL TITLE OF THE PLAN:

    CCC INFORMATION SERVICES INC. 401(K) RETIREMENT SAVINGS & INVESTMENT PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

    CCC INFORMATION SERVICES GROUP INC.
    World Trade Center Chicago
    444 Merchandise Mart
    Chicago, Illinois 60654-1005

CCC INFORMATION SERVICES INC.
(A WHOLLY-OWNED SUBSIDIARY OF CCC INFORMATION SERVICES GROUP INC.)

401(K) RETIREMENT SAVINGS & INVESTMENT PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AT DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                   CONTENTS
                                   --------

                                                                         PAGE

REPORT OF INDEPENDENT AUDITORS . . . . . . . . . . . . . . . . . . . . .    1

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits . . . . . . . . . .    2

     Statement of Changes in Net Assets Available for Benefits . . . . .    3

     Notes to Financial Statements . . . . . . . . . . . . . . . . . . .  4-8

SUPPLEMENTARY SCHEDULES*

     Schedule I:  Schedule H, line 4i -
                   Schedule of Assets (Held at End of Year). . . . . . .    9

     Schedule II: Schedule G, Part III - Schedule of
                   Nonexempt Transactions. . . . . . . . . . . . . . . .   10

SIGNATURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

EXHIBITS

     Exhibit 23 - Consent of Independent Accountants . . . . . . . . . .  E-1

     Exhibit 99 - Certification of Plan Administrator. . . . . . . . . .  E-2


----------------
*Note: Other supplementary schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT AUDITORS
                        ------------------------------

To the Participants and Administrator of the CCC Information Services Inc.
  401(k) Retirement Savings & Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year and Schedule of Nonexempt Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 27, 2003

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                         DECEMBER 31, 2002 AND 2001
              -----------------------------------------------

                                                           2002          2001
                                                        -----------  -----------

ASSETS:
 Investments, at fair value . . . . . . . . . . . . . . $21,180,109  $22,558,585

 Receivables:
   Participant contributions. . . . . . . . . . . . . .       1,971       86,966
   Employer contributions . . . . . . . . . . . . . . .     702,518      145,464
                                                        -----------  -----------
     Total receivables. . . . . . . . . . . . . . . . .     704,489      232,430
                                                        -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . . . . . $21,884,598  $22,791,015
                                                        ===========  ===========


    The accompanying notes are an integral part of these financial statements.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
         ---------------------------------------------------------

ADDITIONS:
Investment income (loss):
   Net realized and unrealized depreciation in
     fair value of investments . . . . . . . . . . . . . . . . .  $  (3,966,497)
   Interest on participant notes receivable. . . . . . . . . . .         39,607
   Interest and dividends. . . . . . . . . . . . . . . . . . . .        353,277
                                                                  --------------
      Total investment loss. . . . . . . . . . . . . . . . . . .     (3,573,613)

CONTRIBUTIONS:
   Participant . . . . . . . . . . . . . . . . . . . . . . . . .      3,631,853
   Employer. . . . . . . . . . . . . . . . . . . . . . . . . . .      1,593,175
                                                                  --------------
      Total contributions. . . . . . . . . . . . . . . . . . . .      5,225,028
                                                                  --------------
      Total additions. . . . . . . . . . . . . . . . . . . . . .      1,651,415
                                                                  --------------
DEDUCTIONS:
   Distributions to participants . . . . . . . . . . . . . . . .     (2,551,761)
   Administrative expenses . . . . . . . . . . . . . . . . . . .         (6,071)
                                                                  --------------
      Total deductions . . . . . . . . . . . . . . . . . . . . .     (2,557,832)
                                                                  --------------
Decrease in net assets . . . . . . . . . . . . . . . . . . . . .       (906,417)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year . . . . . . . . . . . . . . . . . . . . . .     22,791,015
                                                                  --------------
   End of year . . . . . . . . . . . . . . . . . . . . . . . . .  $  21,884,598
                                                                  ==============


    The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

1.   DESCRIPTION OF THE PLAN
     -----------------------

     GENERAL

     The CCC Information Services Inc. ("the Company") 401(k) Retirement Savings & Investment Plan ("the Plan") is a defined contribution plan pursuant to
     Section 401(k) of the Internal Revenue Code ("IRC"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     TRUSTEE

     The Company has appointed an officer of the Company as Trustee for the Plan.

     THIRD PARTY ADMINISTRATOR AND CUSTODIAN

     MFS Retirement Services, Inc. and Reliance Trust Company each perform certain third party administrator duties.

     PARTICIPATION AND VESTING

     Generally, all employees of the Company who are not members of a collective bargaining unit or leased employees are eligible to participate if they are at least 21 years of age and are regularly scheduled to work more than 20 hours per week. Employees of the Company who are 21 years of age and are regularly scheduled to work 20 hours per week or less shall be eligible to participate upon the completion of 1,000 hours of service during the 12-month period that begins on the date on which the employee first completes an hour of service. If an employee does not complete 1,000 hours of service during the initial 12-month period, subsequent eligibility periods will begin on each January 1st after that date. Participation may begin on the first day of each month. Participants are immediately vested in their voluntary contributions, pre-1999 matching contributions, Company profit sharing contributions, and rollover contributions, plus actual earnings (losses) thereon. Vesting of the remainder of the participants' accounts, which consists of post-1998 Company matching contributions and accumulated earnings (losses), is based on years of service. A year of service is any calendar year in which the employee completes 1,000 hours of service. A participant vests one-third for each year of service and, therefore is 100 percent vested after three years of service. Forfeitures from nonvested accounts are used to pay the Plan's administrative expenses and then to reduce future employer contributions. Unallocated forfeitures at December 31, 2002 and 2001 were $124,920 and $-, respectively. For the years ended December 31, 2002 and 2001, there were $- and $44,650, respectively, of nonvested forfeitures used to reduce employer contributions.

     CONTRIBUTIONS

     Plan participants may contribute ("Participant Contributions") an amount ranging between 1% and 25% of eligible compensation into any of the Plan's established investment funds, as specified in the Plan agreement. Participant Contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income taxes. All Participant Contributions are subject to limitations set forth in the IRC and the regulations promulgated thereunder. For the Plan years 2002 and 2001, the IRC limit on before-tax contributions was $11,000 and $10,500, respectively.

     The Company makes contributions ("Matching Contributions") equal to 50% of Participant Contributions, up to a maximum of 3% of the participant's eligible compensation. However, if the participant annual compensation is $33,400 or less, then the Matching Contribution will be 50% of Participant Contributions up to a total of $1,000 in Matching Contributions. Matching Contributions begin the next month after the participant's six month anniversary date.

     In addition, effective January 1, 2002, the Company, at its sole discretion, may make a discretionary contribution ("Profit Sharing Contribution") for any given Plan year. Any employee who has met the eligibility requirements for Plan participation will be eligible to receive a Profit Sharing Contribution, if any, provided that such employee is employed with the Company or any participating employer on the last day of the Plan year.

     To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), the Plan limits eligible compensation for purposes of determining Participant and Matching Contributions (collectively, "Contributions") to $200,000 and $170,000 for each of the Plan years ended December 31, 2002 and 2001, respectively.

     All contributions are subject to limitations imposed by the IRC and ERISA.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available For Benefits and the Statement of Changes in Net Assets Available For Benefits.

     PARTICIPANT NOTES RECEIVABLE

     The Plan provides for loans to participants in certain situations governed by the Plan's loan procedures. Loans to participants shall be the lesser of $50,000 or 50% of their vested account balance. Loans must be repaid within a five-year period, unless the loan is for acquisition of a primary residence, in which case it may be repaid up to 30 years. A participant may have no more than two outstanding loans. The loan repayment terms and interest rates are approved by the Plan Trustee. Principal and interest on loans is paid ratably through monthly payroll deductions. At December 31, 2002, interest rates on participant loans range from 5.75% to 10.5%. The total number of participants with outstanding loans at December 31, 2002 and 2001 was 173 and 147, respectively.

     The Plan also provides for in-service distributions in certain hardship situations, including the purchase of a participant's primary residence, for payment of post-secondary education tuition, for the payment of certain medical expenses, and to prevent eviction or foreclosure from the participant's primary residence. Any loans or in-service distribution reduces participant investments in their respective selective Investment Funds.

     INVESTMENT OPTIONS

     The Plan allows participants to allocate their contributions to various investment options available under the Plan. These elections must be made in 1% increments. Participants are allowed to reallocate their entire account balances in multiples of 1% among the Plan's investment options.

2.   SIGNIFICANT ACCOUNTING POLICIES
     -------------------------------

     WITHDRAWALS

     The Plan provides that a participant may receive a distribution only in the following circumstances: (1) the participant attains age 70-1/2, (2) the participant retires, (3) the participant separates from the Company, (4) the participant dies, (5) the participant becomes disabled, (6) the participant encounters a financial hardship as specified in the Plan, or
     (7) there is a Qualified Domestic Relations Order issued by a court against the participant. In addition, participants who have attained age 59-1/2 may make a withdrawal from the portion of their account attributable to Participant Contributions.

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

     USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in assets, liabilities and changes therein. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME

     The Plan's investments are stated at fair value. Shares of registered investments companies, as well as the Company stock are valued at quoted market prices. Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The net appreciation or depreciation in the fair value of the Plan's investments, as applicable, consists of realized and unrealized appreciation and depreciation for the specified period. Net unrealized appreciation or deprecation is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investments. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid. Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account. Participants may also elect to receive distribution in substantially equal annual installment payments. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

     EXPENSES OF THE PLAN

     The Company has paid expenses incurred by the Plan in the administration of the Plan. The Company may elect, at any time, to charge Plan administration expenses to the Plan. Fees paid by the Plan for investment management services were $6,071 for the year ended December 31, 2002.

     PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan's assets will be distributed to participants in accordance with the Plan's provisions.

3.   INVESTMENTS
     -----------

     The investments reflected in the statements of Net Assets Available for Benefits represent the total assets in the Trust at December 31, 2002 and 2001. The following tables present investments that represent 5 percent or more of the Plan's net assets, at fair value, at December 31:


                                                      2002               2001
                                                  -----------        -----------

Massachusetts Investors Trust. . . . . . . . . .  $ 2,972,142        $ 4,024,331

MFS Institutional Fixed Fund . . . . . . . . . .    2,886,340          1,773,283

MFS Total Return Fund. . . . . . . . . . . . . .    2,638,904          2,549,620

MFS New Discovery Fund . . . . . . . . . . . . .    2,365,971          3,827,452

Massachusetts Investors Growth Stock Fund  . . .    2,142,538          2,850,316

MFS Bond Fund. . . . . . . . . . . . . . . . . .    2,012,298          1,178,690

MFS Capital Opportunities Fund . . . . . . . . .    1,328,497          2,044,210

American Funds Europacific Growth Fund . . . . .    1,184,754          1,230,220

MFS Strategic Growth Fund. . . . . . . . . . . .      781,579          1,172,978


4.   TAX STATUS
     ----------

     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 20, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan amendments do not alter the tax status of the Plan and the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.   RELATED PARTY TRANSACTIONS
     --------------------------

     Certain Plan investments are shares of mutual funds managed by MFS Investment Management, of which the plan administrator, MFS Retirement Services, Inc. is a subsidiary. The common stock of CCC Information Services Group Inc. is an investment of the Plan. CCC Information Services Inc., the sponsor of the Plan, is a wholly-owned subsidiary of CCC Information Services Group Inc. and therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services were nominal for the year ended December 31, 2002.

6.   EMPLOYER CONTRIBUTION RECEIVABLE
     --------------------------------

     In the prior year, the plan administrator identified system calculation errors, which resulted in under-funded Matching Contributions. The Company's related funding necessary to make each participant whole in correcting these errors is $116,080, which is included in employer contributions at December 31, 2002. The Company filed for approval of this self-correction with the IRS and received a compliance statement from the IRS in a letter dated May 19, 2003. Also included in employer contributions at December 31, 2002 is an additional discretionary Profit Sharing Contribution of $586,600, which was funded into the Plan for the benefit of all eligible employees in February 2003 and was immediately invested in Company stock. The remaining balance of employer contributions represents normal Matching Contributions for the December 2002 pay periods not yet funded at year end.

     The employer contribution receivable at December 31, 2001 represents normal Matching Contributions for the December 2001 pay periods not yet funded at year end, as well as the aforementioned correction receivable.

7.   NONEXEMPT TRANSACTIONS
     ----------------------

     During 2002, $2,949 of employee withholdings relating to a July 2002 pay period were deposited on dates beyond the regulatory deadline. As of December 31, 2002, these employee contributions remained to be contributed to the Plan in addition to accrued interest of $95. This late payment and unremitted interest on the late payments are nonexempt prohibited transactions. During 2003, the remaining employee contribution was transferred by the Company to the Plan. The interest has not yet been remitted to the Plan.

 SCHEDULE I:
 -----------
 SCHEDULE H, line4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002
 -------------------------------------------------------------------------------

     IDENTITY OF ISSUE, BORROWER,                DESCRIPTION OF     PRICE/
     LESSOR, OR SIMILAR PARTY                     INVESTMENTS        NAV      CURRENT VALUE
     --------------------------------------      -----------------  -------  ---------------

  *  Massachusetts Investment Trust              Mutual Fund        $ 12.87  $     2,972,142

  *  MFS Institutional Fixed Fund                Common/Collective     1.00        2,886,340

  *  MFS Total Return Fund                       Mutual Fund Trusts   13.27        2,638,904

  *  MFS New Discovery Fund                      Mutual Fund          11.43        2,365,971

  *  Massachusetts Investors Growth Stock Fund   Mutual Fund           9.23        2,142,538

  *  MFS Bond Fund                               Mutual Fund          12.65        2,012,300

  *  MFS Capital Opportunities Fund              Mutual Fund           9.34        1,328,497

     American Funds Europacific Growth Fund      Mutual Fund          22.97        1,184,754

  *  CCC Information Group Services Inc.         Common Stock         14.97        1,016,077

  *  MFS Strategic Growth Fund                   Mutual Fund          13.94          781,579

     Davis New York Venture Fund                 Mutual Fund          20.94          685,342

  *  Plan Participants/Loan Fund                 Participant Loans     1.00          534,523

     Munder Index 500 Fund                       Mutual Fund          18.34          309,336

     Liberty Small-Cap Value Fund                Mutual Fund          28.54          280,001

  *  MFS Money Market Fund                       Money Market          1.00           41,805
                                                                             ---------------
     Total                                                                   $    21,180,109
                                                                             ===============

  * Denotes party-in-interest

SCHEDULE II:
------------
SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
---------------------------------------------------------


(a) Identity of                  (b) Relationship to      (c) Description of        (d) Purchase  (e) Selling  (f) Lease
Party Involved                    Plan, Employer or        Transactions Including    Price         Price        Rental
                                  Other Party-In-Interest  Maturity Date, Rate of    Connection
                                                           Interest, Collateral,
                                                           Par or Maturity Value
-----------------------------     -----------------------  ----------------------    -----------  -----------  ----------
CCC Information Services Inc.     Plan Sponsor/Employer    July 2002                 N/A           N/A          N/A
                                                           Employee deferrals
                                                           deposited in
                                                           excess of regulatory
                                                           deadlines



(g) Expenses       (h) Cost    (I) Current    (j) Net Gain
Incurred in         of Asset    Value of      or (Loss)
Connection With                 of Asset      on Each
Transaction                                   Transaction
---------------    ---------   -----------    ------------

N/A                 $  2,949    $  3,044       $   95


                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 30, 2003                        CCC Information Services Group Inc.

                                            By:    /s/ Oliver G. Prince, Jr.
                                                   -------------------------
                                            Name:  Oliver G. Prince Jr.
                                            Title: Plan Administrator and
                                                     Senior Vice President,
                                                     Human Resources